Exhibit 99.1

Nevada Geothermal and Sierra Geothermal Amend
Pumpernickel Property Option Agreement

VANCOUVER, B.C., January 15, 2008, Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is pleased to announce that Sierra Geothermal Power Corp (SGP) on December 12, 2007 it signed an amendment to the option agreement to revise the earn-in schedule with NGP for the Pumpernickel geothermal land. The original option agreement was entered into on October 12, 2004 and amended on February 14, 2006. To date SGP has issued 400,000 shares of stock and forwarded C$1,000,000 to Nevada Geothermal for Pumpernickel.

In order to earn-in the 50% joint venture interest in the Pumpernickel geothermal land, SGP is required to make remaining cash payments and to issue stock as follows: (a) pay NGP $70,000, (b) incur exploration and development expenditures totaling $4,000,000 and (c) issue 200,000 common shares of SGP to NGP by December 15, 2008.

The Pumpernickel property is operated by NGP and is located in Humboldt County, Nevada. Pumpernickel project has produced reservoir temperature estimates from 150°C (302°F) to 218°C (424°F). Future work will include temperature gradient wells, a full size production test well, transmission studies and feasibility studies. The Pumpernickel site is estimated to contain a 20 – 30 megawatt resource enough electricity to power 24,000 homes.

About Sierra Geothermal Power Corp.

SGP is a Vancouver-based renewable energy company focused on the exploration and development of clean, sustainable geothermal power. Geothermal power plants produce long-term revenues and provide continuous base-load power, often at or above 95% capacity. SGP’s 17 projects comprise a total of 88,000 acres of geothermal land assets in Nevada and California. The company intends to advance the development of its portfolio of projects through a combination of equity and/or joint ventures, while continuing to evaluate additional acquisitions.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, renewable and sustainable. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain that is expected to commence power generation late 2009 for up to 35 MW of geothermal power, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO

www.nevadageothermal.com

Investor Inquiries
Shelley Kirk
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Toll Free: 866-688-0808 X118
Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans
Managing Partners
Pro-Edge Consultants Inc.
Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.